Exhibit 21.1

SUBSIDIAIRES OF CONSUMER CAPITAL GROUP INC.

Name	Place of Incorporation

AGM Group, Ltd.	Belize
AGM Technology, Limited	Hong Kong, People's Republic of China
Shenzhen AnGaoMeng Financial Technology Service Co. Ltd.	People's Republic of China
Beijing AnGaoMeng Technology Service Co. Ltd.	People's Republic of China
Nanjing XinGaoMeng Software Technology Co. Ltd.	People's Republic of China